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                                                                    Exhibit 4.27

                  GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER
                        ACCUMULATION PROTECTOR BENEFIT(R)

This rider is made a part of the contract to which it is attached. Except where this rider provides otherwise, it is subject to all of the conditions and limitations of the contract.

If the Owner or any joint Owner is a non-natural person or a revocable trust, the Annuitant will be deemed to be the Owner for the purpose of this rider.

This rider requires either specific investment allocations or participation in an asset allocation program approved by us. There is no additional charge to participate in this program. You may change your investment option selection twice per contract year. Rider fees may vary by investment option selection and will change if You change your investment selection to one for which the price is higher. (Rider fees will also change if You elect the Elective Step-Up option (described below) and the fee is higher.)

Because this rider requires that Your Contract Value be invested in one of specified investment options for the life of the contract, and You cannot terminate this rider once You have selected it, if You later decide You do not want to invest in any of the specified investment options, You must terminate Your contract by requesting a full surrender. Surrender charges and tax penalties may then apply.

If You selected this Guaranteed Minimum Accumulation Benefit Rider option, it will be indicated under Contract Data. Your investment options and investment selection are shown under Contract Data.

The additional charge for this rider is described below.

Tax-qualified annuities have minimum distribution rules that govern the timing and amount of distributions from the annuity contract. If You have a tax-qualified annuity, You may be required to take partial surrenders from Your contract to satisfy the minimum distribution requirements of the Code. Such required partial surrenders will reduce any potential benefit that this rider provides.

DEFINITIONS

BENEFIT DATE

This is the first Valuation Date immediately following the expiration of the Waiting Period.

MINIMUM CONTRACT ACCUMULATION VALUE

If this rider is effective on the Contract Date, the initial Minimum Contract Accumulation Value is the amount equal to Your initial purchase payment.

If this rider is effective on a Contract Anniversary, the initial Minimum Contract Accumulation Value will be the Contract Value on the later of the Contract Anniversary or the Valuation Date We receive Your Written Request.

The Minimum Contract Accumulation Value also includes the amount of any purchase payments received within the first 180 Days that the rider is effective, and is reduced by any "adjustments for partial surrenders."

ADJUSTMENTS FOR PARTIAL SURRENDERS

"Adjustments for partial surrenders" are calculated for each partial surrender using the following formula:

                                  A X B where:
                                  -----
                                    C

     A = the amount Your Contract Value is reduced by the partial surrender

     B = the Minimum Contract Accumulation Value on the date of (but prior to) the partial surrender

     C = the Contract Value on the date of (but prior to) the partial surrender.

WAITING PERIOD

The Waiting Period for the rider is shown under Contract Data. The Waiting Period starts on the rider effective date. The day prior to the rider anniversary, after the number of years shown, is the last day of the Waiting Period.

GUARANTEED MINIMUM ACCUMULATION BENEFIT

The rider provides a one-time adjustment to Your Contract Value on the Benefit Date if Your Contract Value on that date is less than the Minimum Contract Accumulation Value. In this situation, the Contract Value will be increased to equal the Minimum Contract Accumulation Value. A lump sum payment of the difference between the Contract Value and the Minimum Contract Accumulation Value will be allocated among Your accounts and subaccounts in the same proportion Your interest in each account bears to Your total Contract Value. The rider will then terminate, no further rider benefits will be payable, and no further charges for the rider will be deducted from Your Contract Value.


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If the Contract Value on the Benefit Date is equal to or greater than the
Minimum Contract Accumulation Value, no rider benefit will be paid. The rider will then terminate, no further rider benefits will be payable, and no further charges for the rider will be deducted from Your Contract Value.

If Your Contract Value falls to zero as the result of adverse market performance or the deduction of charges at any time before the Benefit Date, the contract and all its riders, including this rider, will terminate without value and no rider benefits will be paid on account of such termination. Exception: On the Benefit Date, if You are still living, an amount equal to the Minimum Contract Accumulation Value on the Valuation Date that Your Contract Value reached zero, will be paid to You. No further benefits will then be payable from this rider.

OPERATION OF THE WAITING PERIOD

The Waiting Period starts on the rider effective date. If You choose an Elective Step-Up, the Waiting Period will restart as of the latest Contract Anniversary. The Elective Step-Up is described below. We will also restart the Waiting Period on the latest Contract Anniversary if a change You make in your investment selection causes the Annual Rider Fee to increase more than 0.20 percentage points and the remaining Waiting Period just prior to the change was less than three years.

STEP-UP OF THE MINIMUM CONTRACT ACCUMULATION VALUE

AUTOMATIC STEP-UP

On each Contract Anniversary after the effective date of the rider, the Minimum Contract Accumulation Value will be the greater of:

(a) the Contract Value on that anniversary times the Automatic Step-Up Percentage shown under Contract Data; or

(b) the Minimum Contract Accumulation Value immediately prior to this Automatic Step-Up.

This Automatic Step-Up of the Minimum Contract Accumulation Value will not restart the Waiting Period and will not change the fee for the rider.

ELECTIVE STEP-UP

Once each contract year within the thirty Days following each Contract Anniversary after the effective date of the rider but prior to the Benefit Date, You may notify Us that You wish to exercise the Elective Step-Up option. When You do so, if the Contract Value on the Valuation Date We receive Your Written Request to exercise this option is greater than the Minimum Contract Accumulation Value on that date, We will increase the Minimum Contract Accumulation Value to that Contract Value.

If Your Minimum Contract Accumulation Value is increased as a result of this Elective Step-Up, the Waiting Period will restart as of the latest Contract Anniversary and We may increase the fee for the rider. The Waiting Period under the rider shall always commence from the later of the rider effective date or the latest Contract Anniversary for which the Elective Step-Up option was exercised.

The Elective Step-Up option is not available for an Inherited IRA under the Code or if the Benefit Date would be after the Annuitization Start Date.

ADDITIONAL PURCHASE PAYMENTS WITH ELECTIVE STEP-UPS

If Your Minimum Contract Accumulation Value is increased as a result of this Elective Step-Up, You have 180 Days from the latest Contract Anniversary to make additional purchase payments. The Minimum Contract Accumulation Value will be increased by the amount of any additional purchase payments received during this period.

CONTRACT PROVISION MODIFICATIONS

Because of the addition of this rider to Your contract, several contract provisions are modified as described above and as further described below.

SPOUSE'S OPTION TO CONTINUE CONTRACT

If a spouse chooses to continue the contract during the Waiting Period under the Spouse's Option to Continue Contract provision, the rider will continue as part of the contract.

Once within the thirty Days following spousal continuation, the spouse may choose to exercise an Elective Step-Up. If the Step-Up is elected, and if the Contract Value on the Valuation Date We receive their Written Request is greater than the Minimum Contract Accumulation Value on that date, We will increase the Minimum Contract Accumulation Value to that Contract Value. Also, the Waiting Period will restart on the latest Contract Anniversary, and We will increase the fee for this rider if the spouse elects to Step-Up and the fee is higher. Additional purchase payments are not allowed following Elective Step-Ups associated with spousal continuation.

ADDITIONAL PURCHASE PAYMENTS

The rider prohibits additional purchase payments in the period after the first 180 Days that the rider is effective and before the expiration of the Waiting Period, except as described in the Additional Purchase Payments with Elective Step-Ups section.

In addition, additional purchase payments are limited to $100,000. If We waive any restrictions on additional purchase payments, You will be notified in writing, signed by an officer of the company.


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ALLOCATION OF PURCHASE PAYMENTS

Because this rider requires that Your Contract Value be invested in one of the specified investment options, allocation of purchase payments shall be determined by Your investment option selection from investment options available for this rider.

TRANSFERS OF CONTRACT VALUES

Because this rider requires that Your Contract Value be invested in one of the specified investment options, transfer privileges granted under the contract are suspended other than: (1) transfers among the available investment options, (2) automated transfers necessary to adjust Contract Value allocations to match the allocation percentages utilized in certain investment options, or (3) transfers as otherwise agreed to by Us. Transfers made by You into and out of the same subaccount within a five business day period (or vice versa) may be to the disadvantage of other contract owners and are prohibited.

CHANGE OF OWNERSHIP AND ASSIGNMENT

A change of ownership or assignment to an institutional investor, settlement company, or other non-natural owner who is not holding for the sole benefit of the original owner will terminate the rider. If We waive our right to terminate the rider for any type of assignments or ownership changes as specified above, You will be notified in writing, signed by an officer of the company.

RIDER CHARGES

We deduct the charge for the rider once a year from Your Contract Value on Your Contract Anniversary. We pro-rate this charge among the variable subaccounts, but not the Fixed Account, in the same proportion Your value in each bears to Your total Variable Account Contract Value.

The charge is calculated on Your Contract Anniversary by multiplying the Annual Rider Fee by the greater of the Contract Value or the Minimum Contract Accumulation Value.

The Initial Annual Rider Fee associated with Your initial investment selection is shown under Contract Data. The Annual Rider Fee will not increase unless You alter Your investment selection or exercise the Elective Step-Up option when the fee for the rider has increased. The Annual Rider Fee is subject to the Maximum Annual Rider Fee shown under Contract Data.

If the rider fee increases during a contract year, We will calculate an average rider charge, for that year only, that reflects the various different fees that were in effect that year, adjusted for the number of Days each fee was in effect. The charge, for that contract year only, is calculated as described above using the average Annual Rider Fee.

If the contract is terminated for any reason prior to the Benefit Date, the rider charge will be deducted, adjusted for the number of Days coverage was in place during the contract year. If the contract is terminated as a result of the death benefit being paid, We will deduct the charge from the Contract Value at that time, adjusted for the number of Days coverage was in place during the contract year.

TERMINATION OF THE RIDER

This rider cannot be terminated either by You or Us except as follows:

1.   The rider will terminate on the Benefit Date.

2. After the death benefit is payable, unless the spouse continues the contract as described in the Spouse's Option to Continue Contract provision, the rider will terminate.

3.   The rider will terminate on the Annuitization Start Date.

4.   Termination of the contract for any reason will terminate the rider.

EFFECTIVE DATE

The effective date for this rider is shown under Contract Data. If selected at time of application, this rider is effective as of the Contract Date of this contract. If this rider is added to the contract after the Contract Date, it is effective on the Contract Anniversary nearest the date We receive Your Written Request to add this rider to Your contract.

RIVERSOURCE LIFE INSURANCE CO. OF NEW YORK


/s/ Thomas R. Moore

Secretary


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